a2a
energie in comune

RECEIVED
2009 FEB 24 P 12:15

09045401

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

February 16, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
MAR 2 2009
THOMSON REUTERS

p. Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 6.2008

FILE NO. 82-4911

a2a

RECEIVED
2009 FEB 24 P 12:15

Press Release -16 February 2009

The Supervisory Committee and Management Committee have approved the A2A Group 2008 preliminary results and Industrial Plan

Positive preliminary results for 2008, with preliminary EBITDA up by 6% and important industrial and strategic objectives achieved

The guidelines of the industrial plan developed in 2008 were confirmed

Investments of approximately 2.8 billion euros scheduled for the 2009-2013 period, with dividends of no less than 1.5 billion euros, financed by ordinary operations and the sale of non-strategic assets

The Supervisory Committee and Management Committee today examined the operating results for the 2008 financial year, and the Industrial Plan for 2009-2013 drawn up by the company management.

The preliminary results for the 2008 financial year show growth in EBITDA expected to total 1,069 million euros (+6% compared to the previous year), investments totalling 425 million euros and a negative net financial position of 3,482 million euros (+4%).

As well as excellent operating performance, the Group achieved major industrial and strategic objectives during 2008, fulfilling, in some cases ahead of schedule, the objectives or the industrial plan announced in the weeks after the merger of AEM, ASM and AMSA.

Among the industrial objectives achieved by the Group, the following are of particular note:

- the start up of the Gissi plan in Abruzzo – a CCGT with installed capacity of about 800 MW;
- the successful conclusion of a joint venture agreement with Gazprom, with at the same time the signature of a long term contract to import approximately 1 billion cubic metres of natural gas per year from Russia (starting in October 2008);
- the start-up of new waste disposal plants with a total capacity of 80,000 tonnes/year;
- the award of the tender to build and manage a waste treatment plant (ITS®) on the island of Crete (75,000 tonnes/year) in joint venture with a Greek partner;
- the 15 year contract to manage the new WTE plant in Acerra (NA), and the waste treatment plant in Caivano (NA) to Partenope Ambiente, a newly-constituted A2A group company
- the start up of the "Canavese" cogeneration plant in Milan with installed thermal capacity of 60 MWt;

The major M&A operations completed during 2008 were:

- attainment of an agreement with the E.ON group (with closing scheduled for the end of March) for the A2A Group to exit E.ON Produzione (previously Endesa Italia) by purchasing the demerged branch consisting of the Monfalcone thermoelectric power plant (with oil and coal-fuelled units for a total of 980 MW) and the hydroelectric plant in Calabria (490 MW);
- acquisition of Coriance, a company operating in France in the cogeneration and district heating sector with 700 MWt of installed capacity;
- acquisition of Aspem Varese (90%), a multiutility active in gas, water and district heating in the province of Varese;
- support for the ACSM Como and AGAM Monza merger: A2A holds 21.9% of the new company and is the industrial shareholder of reference.

During 2008 the management paid significant attention to the process of integrating the companies that merged to form A2A, laying the organisational, process and IT basis for the achievement of significant synergies in operations over the coming years.

*** *** ***

The new Industrial Plan incorporates the effects of the worsening macroeconomic scenario on the profitability of the energy sector and envisages:

- **investiments** of approximately 2.8 billion euros during the period, of which about 1.9 to support the development of new production capacity in the sectors in which the Group already operates;
- an average increase of 5% per year in **EBITDA**, based on the 2008 preliminary results, equating to an annual increase of 7.5% if the non-recurring items are not included in the 2008 preliminary figures;
- a fall in **Net Financial Position** from the figure at the end of 2008, to approximately 3.2 billion euros. This incorporates payment of **annual dividends** throughout the Plan in line with the ordinary dividends paid during 2008.

During the period of the Plan. the management intends to concentrate the industrial development of the A2A Group in the four areas of business in which it already operates:

Energy – Increasing sales of electrical energy from 23 to about 30 billion kWh, supported not only by the startup of the Gissi power plant and the incorporation of the generation assets of E.ON Italia, but also by the start up of the Scandale power plant in Calabria (750 MW, 50% of which for A2A), scheduled for mid-2010, and the transformation of the current oil-powered units installed in the Monfalcone power plant (580MW), into a modern 800 MW CCGT, with a consequent significant increase in production efficiency.

As a result of these investments, installed capacity should reached 5,400 MW by mid-2009 (3,400 MW at the end of 2007), and then rise to 6,000 MW by the end of the period, and it will be characterised by an efficient production mix (gas, coal and hydroelectric) and lower than average environmental unit costs.

Effective optimization of the Group's production assets will be promoted by careful integrated management of its power-gas portfolio and further gradual development of trading business, subject to constant monitoring of the associated risks. A2A already acts as operator not only in Italy, but in energy markets in France, Austria, Slovenia, Germany, Switzerland and Greece.

In the gas sector, growing demand related to commercial development and autoconsumption for CCGT and cogeneration plants will bring the portfolio to over 8 billion cubic metres per year (5.2 billion in 2007). This accounts for the strategic relevance of the agreement signed in recent months with the Gazprom group, and of the joint shareholding in Edison, a company that can progressively guarantee the vertical integration of the A2A group in the upstream gas markets.

Environment – 2008 confirmed A2A's leadership in the waste sector, in which the Group operates along the whole value chain, from collection to treatment and energy recovery from urban and industrial waste.

The Plan envisages the creation of new waste treatment plants and of two new waste-to-energy plants, which will allow treated volumes to increase from the current 2.9 million tonnes per year to 4.3 million tonnes per year. Electricity produced by waste-to-energy plants is expected to grow from 1.1 to 1.7 billion kWh.

Cogeneration and district heating – The Industrial Plan envisages the consolidation of the A2A Group's leadership in Italy, with sales of heat rising from the current 1.8 billion kWht to approximately 2.8 billion kWht, supported by the creation of over 600 MWt of new cogeneration capacity and the development of the urban distribution networks in the provinces of Novara, Varese, Bergamo, Brescia and Milan. The Group's contribution in terms of reducing environmental emissions by developing of the district heating networks, will be emphasised by continual technological and process innovation (such as the development of systems to recover energy from the ground water by methane cogeneration systems supplemented by heat pumps).

Networks – The management of networks for the distribution of electricity, gas and water (a sector in which the A2A Group is present throughout the value chain) will allow the Group to maintain a share of its industrial margins associated with regulated tariffs, and thus with lower risks. The Group's investments in this sector will be targeted both to retain the high achieved level of service quality and the completion of electricity meter installation activities. Moreover, throughout the plan, a project to install electronic meters for gas consumption, as laid down by a recent resolution of the Authority of the Electricity and Gas (AEEG), will be implemented as soon as type-tested equipment becomes available.

*** *** ***

Communication and Public Relations – Press Office
Tel. +39 02 7720.4582 - ufficiostampa@a2a.eu

a2a

Investor Relations
Tel. +39 02 7720.3879 - ir@a2a.eu

www.a2a.eu

Public information requirements contained in Consob deliberation no 11971 of 14.5.1999 and subsequent modifications.

END